LONCOR RESOURCES INC.
Suite 7070, 1 First Canadian Place, 100 King Street West
Toronto, Ontario, M5X 1E3, Canada

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

            NOTICE IS HEREBY GIVEN THAT an annual and special meeting (the "Meeting") of shareholders of Loncor Resources Inc. (the "Corporation") will be held at the offices of Irwin Lowy LLP, 217 Queen Street West, Suite 401, Toronto, Ontario, Canada on Thursday, the 27th day of June, 2019 at the hour of 11:00 a.m. (Toronto time), for the following purposes:

(1)	To receive and consider the audited consolidated financial statements of the Corporation as at and for the financial year ended December 31, 2018, together with the auditors' report thereon;

(2)	To elect directors of the Corporation;

(3)

To reappoint UHY McGovern Hurley LLP, Chartered Professional Accountants and Licensed Public Accountants, as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation, and to authorize the directors of the Corporation to fix the auditors' remuneration;

(4)

To consider and, if thought advisable, to authorize by means of a special resolution, an amendment to the articles of the Corporation to consolidate the issued and outstanding common shares of the Corporation at a ratio of either two to one or three to one, with one of the two said ratios to be selected and implemented by the board of directors of the Corporation in its sole discretion; and

(5)	To transact such other business as properly may be brought before the Meeting or any adjournment or adjournments thereof.

            The specific details of the matters to be put before the Meeting as identified above are set forth in the management information circular of the Corporation (the "Circular") accompanying and forming part of this Notice. This Notice and the accompanying Circular have been sent to each director of the Corporation, each shareholder of the Corporation entitled to notice of the Meeting and the auditors of the Corporation.

            Shareholders who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy to the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada.

            DATED the 27th day of May, 2019.

BY ORDER OF THE BOARD

(signed) "Geoffrey G. Farr"

Geoffrey G. Farr
Corporate Secretary

NOTE:

The directors have fixed the hour of 4:00 p.m. (Toronto time) on the 25th day of June, 2019 before which time the instrument of proxy to be used at the Meeting must be deposited with the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, provided that a proxy may be delivered to the Chairman of the Meeting on the day of the Meeting or any adjournment thereof prior to the time for voting.